Exhibit 99

VIRGINIA ELECTRIC AND POWER COMPANY

CONDENSED CONSOLIDATED EARNINGS STATEMENT

(Unaudited)

(millions)	Twelve Months Ended September 30, 2008
Operating Revenue	$6,728
Operating Expenses	5,088

Income from operations	1,640
Other income	22
Interest and related charges	315

Income before income tax expense	1,347
Income tax expense	506

Net Income	841
Preferred dividends	17

Balance available for common stock	$824